Mail Stop 3561

June 18, 2009

Mr. James J. Kohn
Chief Financial Officer
50 Briar Hollow Lane, Suite 500W
Houston, Texas 77027

      Re: **Nevada Gold & Casinos, Inc.**
               Form 10-K for the year ended April 27, 2008
               Filed July 28, 2008
               File No. 001-15517

Dear Mr. Kohn:

We issued comments to you on the above captioned filing on August 15, 2008. As of this date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by July 2, 2009 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond to the outstanding comments or contact us by July 2, 2009, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

Please contact Claire Erlanger at (202) 551-3301 if you have any questions.

Sincerely,

Linda Cvrkel
Branch Chief